UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): November 2, 2017

Assurant, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-31978	39-1126612
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

28 Liberty Street, 41st Floor New York, New York	10005
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code: (212) 859-7000

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02    Results of Operations and Financial Condition

On November 2, 2017, Assurant, Inc. ("Assurant" or the "Company") issued a news release announcing its financial results for the quarter ended September 30, 2017. The text of the news release, attached hereto as Exhibit 99.1, is incorporated by reference into this Item. The news release is furnished and not filed pursuant to General Instruction B.2 of Form 8-K

Item 7.01    Regulation FD Disclosure
On October 17, 2017, Assurant entered into an Agreement and Plan of Merger (the "Merger Agreement"), with TWG Holdings Limited, a Bermuda limited company ("Parent"), TWG Re, Ltd., a corporation incorporated in the Cayman Islands, and Arbor Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent ("Merger Sub"). Under the terms of the Merger Agreement and subject to the satisfaction or waiver of the conditions therein, Assurant and Parent will combine their businesses through a transaction in which Merger Sub will merge with and into Assurant, with Assurant continuing as the surviving corporation and a wholly owned subsidiary of Parent (the "Merger"). The following table sets forth certain summary financial data of the Parent as of the dates and for each of the periods indicated. The consolidated income statement data and balance sheet data for the nine months ended and as of September 30, 2017 have been derived from financial records of Parent made available to Assurant’s management. The Parent’s auditors have not (nor have any other auditors) audited, reviewed, compiled or performed procedures with respect to this summary financial data, nor expressed or provided an opinion with respect thereto. This summary financial data does not purport to reflect what such financial results would have been if the transaction had been completed on or for the periods indicated, nor may be indicative of what the results may be following the Merger and related transactions.
The Company is in the process of reviewing the accounting policies of the Parent and has determined that, in certain cases, those accounting policies do not conform to the Company’s accounting policies. In particular, the Parent accounting for a portion of their revenues is presented net of certain costs as compared to the Company accounting, which generally presents such revenues and the related offsetting costs on a gross basis. This difference in recording revenues and costs, and the related effect on assets and liabilities, is not expected to affect net income. Additional differences in accounting policies could be identified. The full set of audited annual financial statements and interim financial information of Parent, along with pro forma financial information, that comply with Securities and Exchange ("SEC") rules and regulations is expected to be included in the joint proxy statement/prospectus as part of a registration statement on Form S-4, and there could be material differences from this summary financial data. The presentation for the combined company will conform to the Company's accounting policies. Therefore, the financial statements of the combined company may have material differences from this summary financial data.

($ in millions)
Summary Income Statement Data	Nine months ended September 30, 2017
Premium earned and contract fees	$794.5
Total revenue	$871.1
Income before income tax	$68.7
Net income	$57.2
Summary Balance Sheet Data	As of September 30, 2017
Total assets	$6,338.9
Total reserves	$4,109.4
Debt	$590.7
Total liabilities	$5,434.6
Total stockholders’ equity	$904.3
The information being furnished pursuant to this Item 7.01 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Cautionary Statement
Some of the statements included in this Form 8-K and the press release may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on management's best estimates, assumptions and projections and are subject to significant uncertainties. Actual results may differ materially from those projected in the forward-looking statements. The Company undertakes no obligation to update any forward-looking statements in this Form 8-K, the press release or the investor presentation as a result of new information or future events or developments. For a detailed discussion of the general risk factors that could affect the Company's results, please refer to the risk factors identified in the Company's annual and periodic reports filed with the Securities and Exchange Commission.
Additional Information and Where to Find It
This communication relates to a proposed transaction between Assurant and Parent that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed with the SEC that will provide full details of the proposed transaction and the attendant benefits and risk. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Assurant or Parent may file with the SEC or send to their stockholders in connection with the proposed transaction. Investors are urged to carefully read the registration statement on Form S-4, including the definitive proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to obtain the joint proxy statement/prospectus and all relevant documents filed by Assurant with the SEC free of charge at the SEC’s website www.sec.gov or through the Investor Relations page of Assurant’s website at http://ir.assurant.com as soon as reasonable practicable after the filing. Other information found on Assurant’s website is not part of this or any other report filed with or furnished to the SEC.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of any vote of approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation
The directors, executive officers and other members of management and employees of Assurant may be deemed participants in the solicitation of proxies from its stockholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Assurant’s stockholders under the rules of the SEC is set forth in public filings filed by Assurant with the SEC and will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Item 9.01    Financial Statements and Exhibits

Exhibits
99.1    News Release, dated November 2, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSURANT, INC.

Date: November 2, 2017	By:	/s/ Richard S. Dziadzio
Richard S. Dziadzio
Executive Vice President, Chief Financial Officer and Treasurer

Exhibit Index

Exhibit No.	Description

99.1	News Release, dated November 2, 2017